UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.2)

VEMANTI GROUP, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92259A102

(CUSIP Number)

Mark Crone, Esq.

The Crone Law Group, P.C.

420 Lexington Avenue

Suite 2446

New York, New York 10170

Telephone: (646) 861-7891

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

1.	Names of Reporting Persons. Tan Tran
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 40,955,000[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 40,955,000[1]
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,955,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11)[2] 44% (see Item 5)
14.	Type of Reporting Person IN

1.	Includes 20,155,000 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), and 800,000 shares of the Issuer’s Series B convertible preferred stock, par value $0.0001 per share (“Series B Preferred Stock”). The shares of Series B Preferred Stock are convertible into shares of Common Stock at a 26:1 ratio and vote with the Common Stock on an as-converted basis with each share of Series B Preferred Stock entitled to 26 votes of Common Stock.
2.	Percentage calculated based on 72,465,503 shares of Common Stock outstanding as reported in the Issuer’s annual report on Form 10-K filed on March 28, 2024 with the Securities and Exchange Commission (“SEC”) plus 20,800,000 shares of ommon Stock issuable upon the conversion of all of the Reporting Person’s Series B Preferred Stock.

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Item 1. Security and Issuer.

This Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) relates to the Common Stock of Vemanti Group, Inc., a Nevada corporation with principal executive offices located at 7545 Irvine Center Dr., Suite 200, Irvine, CA 92618 (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on July 7, 2021 (the “Initial Schedule”), as amended and supplemented by Amendment No. 1 filed on October 24, 2023 (the “Amendments”, together with the Initial Schedule, the “Schedule 13D”) on behalf of the Reporting Person.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 2. Identity and Background.

Item 2(c) of Schedule 13D is hereby amended and restated as follows:

(c) Mr. Tran’s principal occupation is serving as the Chief Strategy Officer of the Issuer.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

On April 1, 2024, Mr. Tran entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with the Issuer, VinHMS Pte. Ltd., a Singapore private company limited by shares (“VinHMS”) and VinHMS’s shareholders. Pursuant to the terms of the Share Exchange Agreement, on April 9, 2024, Mr. Tan contributed to the Issuer all 40,000,000 shares of the Series A Preferred Stock held by him in exchange for 800,000 newly issued shares Series B Preferred Stock.

In connection with the Share Exchange Agreement, Mr. Tran also entered into a Lock-Up Agreement with the Issuer that provides that the Series B Preferred Stock is subject to an twelve (12) month lock-up on transferring, selling or converting the Series B Preferred Stock into shares of Common Stock until April 1, 2025, subject to (i) early release upon the Company up-listing to a national securities exchange, and (ii) certain limited permitted transfers where the recipient takes the securities subject to the restrictions in the Lock-Up Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

The information set forth on the cover page of Amendment No. 2 is hereby incorporated by reference into this Item 5.

As of the date of this Schedule 13D, Mr. Tran beneficially owns an aggregate of 20,155,000 shares of the Common Stock, which is approximately 27.8% of the Common Stock issued and outstanding as of the Issuer’s latest annual report on Form 10-K filed with the SEC on March 28, 2024.

Mr. Tran also holds 800,000 shares of Series B Preferred Stock, which constitute 8% of the Series B Preferred Stock issued and outstanding as of the date of this report. The Series B Preferred Stock is convertible into shares of Common Stock and each share of Series B Preferred Stock is entitled to 26 votes of Common Stock.

Collectively, Mr. Tran beneficially owns 40,955,000 or 44%, on an as-converted to common stock basis, of the shares reported herein and is deemed to control and/or have shared disposition rights and voting rights over such shares.

There have been no other transactions in the shares of Common Stock effected by Mr. Tran during the past 60 days.

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Item 7. Material to Be Filed as Exhibits.

Exhibit A.	Share Exchange Agreement, dated April 1, 2024, by and among Vemanti Group, Inc., Mr. Tan Tran, VinHMS Pte. Ltd., Mr. Hoàng Văn Nguyễn and Asian Star Trading & Investment Pte. Ltd.

Exhibit B.	Lock-Up Agreement, dated April 1, 2024, by and among Vemanti Group, Inc., Mr. Tan Tran, Mr. Mr. Hoàng Văn Nguyễn and Asian Star Trading & Investment Pte. Ltd.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2024

/s/ Tan Tran
Name: Tan Tran

[Signature page to Schedule 13D]

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